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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

ChampionLyte Products, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

589844109

(CUSIP Number)

U.S. Bancorp Investments, Inc., 800 Nicollet Mall, Minneapolis, Minnesota, 55402
(612) 303-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP NO.	589844109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). U.S. Bancorp Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization Minnesota

	7.	Sole Voting Power
Number of
		0
Shares	8.	Shared Voting Power

Beneficially		0

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) BD

     This Amendment No. 2 amends the statement on Schedule 13D filed by U.S. Bancorp Investments, Inc. with the Securities and Exchange Commission on January 10, 2001, as amended on April 15, 2002. This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 2 to Statement on Schedule 13D (this “Statement”) relates to the Common Stock, $.001 par value (the “Common Stock”), of ChampionLyte Products, Inc. (formerly Meridian USA Holdings, Inc.) (the “Issuer”). The principal executive offices of the Issuer are located at 1356 N.W. Boca Raton Blvd., Boca Raton, FL 33432.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is filed on behalf of U.S. Bancorp Investments, Inc. (“USBII”). USBII is incorporated in the State of Minnesota. The principal business of USBII is acting as a broker-dealer of securities. The address for its principal business as well as its principal office is:

800 Nicollet Mall Minneapolis, MN 55402.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information previously reported in this Item of the Statement with respect to the source of funds for USBII’s investment in securities of the Issuer is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

     The information previously reported in this Item of the Statement with respect to the purpose of USBII’s investment in securities of the Issuer is incorporated by reference herein.

     Pursuant to a Purchase Agreement, dated September 30, 2002 (the “Purchase Agreement”), by and between USBII and U.S. Bancorp, USBII’s parent holding company (“USB”), USBII transferred 8,230 shares of Series II Convertible Preferred Stock (“Convertible Preferred Stock”) and warrants to purchase 279,580 shares of Common Stock (“Warrants”) to USB. In addition, USB executed an Agreement to be Bound, dated September 30, 2002 (the “Agreement to be Bound”), whereby USB agreed to be bound by certain terms and conditions of the following agreements between USBII and the Issuer: a Securities Purchase Agreement, a Registration Rights Agreement, an Investors Rights Agreement and a Securityholders Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of September 30, 2002, USBII no longer is the beneficial owner of any shares of the Issuer’s Common Stock. Accordingly, USBII beneficially owns 0% of the Issuer’s Common Stock.

(b)	USBII has no voting or investment power over any shares of Common Stock.

(c)	On September 30, 2002, USBII transferred all of its shares of Convertible Preferred Stock and all of its Warrants to purchase Common Stock to USB. See Item 6 below.

(d)	Not applicable.

(e)	As of September 30, 2002, USBII ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

     The information previously reported in this Item of the Statement with respect to contracts, arrangements, understandings or relationships with respect to securities of the Issuer is incorporated by reference herein. The response to Items 3, 4 and 5 of this Schedule 13D and the Exhibits hereto are also incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1.1: Purchase Agreement dated as of September 30, 2002 by and between U.S. Bancorp Investments, Inc. and U.S. Bancorp.

     Exhibit 1.2: Agreement to be Bound dated as of September 30, 2002 by U.S. Bancorp.

     Exhibit 1.3: Notice to ChampionLyte Products, Inc. dated December 17, 2002 from U.S. Bancorp Investments, Inc.

     Exhibit 1.4: Securities Purchase Agreement dated as of June 16, 2000 by and between the Issuer and U.S. Bancorp Investments, Inc. (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.5: Warrant to purchase 698,947 shares of Common Stock, dated as of June 16, 2000, issued to U.S. Bancorp Investments, Inc. (incorporated by reference from Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.6: Articles of Amendment to the Articles of Incorporation to Designate Series II Convertible Preferred Stock of Meridian USA Holdings, Inc. (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.7: Registration Rights Agreement dated as of June 16, 2000 (incorporated by reference from as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.8: Investor Rights Agreement dated as of June 16, 2000 (incorporated by reference from as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

Exhibit 1.9: Meridian USA Holdings, Inc. Securityholders’ Agreement dated as of June 16, 2000 (incorporated by reference from Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2003

U.S. Bancorp Investments, Inc.

By: /s/ David B. Holden David B. Holden Its: Senior Vice President